LPBP Inc.

Financial Statements

April 30, 2006

(Unaudited)

Notice to Reader:

The accompanying unaudited interim financial statements of LPBP Inc, for the period ended April 30, 2006 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company's independent auditors.

Dated the 21st day of June, 2006.

John Anderson
President and CEO

Statements of Financial Position
[Unaudited]
	As at April 30	As at October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2006	2005
Assets
Current
Cash	$16,447	$614
Prepaid expenses	-	65
Current portion of future tax assets	18,375	18,375
	34,822	19,054

Investment in MDS Laboratory Services LP	59,073	57,348
Future tax assets	65,259	76,919
Total assets	$159,154	$153,321

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$120	$101
Income taxes payable	250	200
Current portion of unrealized tax loss benefit	16,403	16,403
	16,773	16,704

Unrealized tax loss benefit	58,221	68,664
	74,994	85,368
Shareholders' equity
Common Shares - Class A	2,319	2,319
Common Shares - Class B	34,677	34,677
Retained Earnings	47,164	30,957
	84,160	67,953
Total liabilities and shareholders' equity	$159,154	$153,321
See accompanying notes

On behalf of the Board of Directors:

EDWARD E. MCCORMACK Chairman of the Board and Director	MITCHELL J. KOSTUCH Director

Statements of Income
[Unaudited]
	Three months to April 30		Six months to April 30
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2006	2005	2006	2005
Equity in earnings of investee [note 2]	$19,540	$13,345	$32,498	$26,100
General and administration	(175)	(271)	(305)	(482)

Income before income taxes and interest expense	19,365	13,074	32,193	25,618
Interest expense	-	(27)	-	(264)

Income before income taxes	19,365	13,047	32,193	25,354
Income taxes	(552)	(480)	(1,235)	(1,025)
Net income	$18,813	$12,567	$30,958	$24,329
Earnings per share basic and diluted [note 3]

Statements of Retained Earnings
[Unaudited]
	Three months to April 30		Six months to April 30
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2006	2005	2006	2005
Retained earnings, beginning of period	$37,001	$31,154	$30,957	$19,392

Net Income	18,813	12,567	30,958	24,329
Earnings distributions	(8,650)	(5,400)	(14,751)	(5,400)
Retained earnings, end of period	$47,164	$38,321	$47,164	$38,321

Statements of Cash Flows
[Unaudited]
	Three months to April 30		Six months to April 30
[Thousands of Canadian dollars]	2006	2005	2006	2005
Operating activities
Net income	$18,813	$12,567	$30,958	$24,329
Items not affecting current cash flow:
Tax loss benefit realized	(6,683)	(4,086)	(10,443)	(8,191)
Future income tax expense	7,235	4,577	11,660	9,176
Interest accrued on loans from affiliated parties	-	27	-	264
Equity earnings	(19,540)	(13,345)	(32,498)	(26,100)
Distribution from Labs LP	21,773	26,000	30,773	26,000
	21,598	25,740	30,450	25,478
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	32	-	65	-
Current liabilities	(2)	6	69	77
	21,628	25,746	30,584	25,555

Financing and Investing activities
Increase in note payable	-	-	-	50
Repayment of note payable	-	(364)	-	(364)
Repayment of loan from Labs LP	-	(16,690)	-	(16,690)
Payment of cash dividends	(8,650)	(5,400)	(14,751)	(5,400)

	(8,650)	(22,454)	(14,751)	(22,404)
Increase in cash position during the period	12,978	3,292	15,833	3,151

Cash position, beginning of period	3,469	38	614	179
Cash position, end of period	$16,447	$3,330	$16,447	$(3,330)

Notes to Financial Statements
[Unaudited]
[All tabular amounts in thousands of Canadian dollars, except where noted]

1. Summary of Significant Accounting Policies

These financial statements of LPBP have been prepared on a basis consistent with the Company's audited financial statements for the year ended October 31, 2005. These financial statements should be read in conjunction with the accounting policies and other disclosures in those audited financial statements. These interim financial statements do not include all of the disclosures in the audited financial statements.

2. Equity Earnings

The equity earnings reported by LPBP for the three month and six month periods ended April 30 consists of LPBP's 99.99% interest in the income generated by Labs LP during the respective periods for 2006 and 2005.

During the first six months of the year, Labs LP has made distributions to the Company aggregating $30,773 (2005 - $26,000). The Company used the funds to pay dividends on the Class B Non-Voting shares and the operating expenses of the Company.

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-Voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares relating to such fiscal year. Shortly after the October 31, 2005 fiscal year end, the Company declared and paid a dividend of $251 on the Class A Common Shares on the basis described above.

The Company expects to receive distributions at the end of each month from Labs LP and will pay out dividends to the Class B Non-Voting shares at the beginning of the following month, after retaining enough funds for working capital purposes.

Since November 1, 2005, the Company has paid dividends totaling $33,100 on Class B shares, including $18,600 paid subsequent to April 30, 2006. The amount of future dividends are dependent on the income of Labs LP and cannot be estimated at this time.

3. Earnings per Share

The weighted average number of shares for both periods is 11,229,117. The basic and diluted earnings per share for each of the three month and six month periods ended April 30, 2006 and 2005 is less than one half of one cent.

4. Subsequent Events

Subsequent to April 30, 2006, the Company has received distributions of $3,000 and has paid out dividends to the Class B Non-Voting shares of $18,600.